SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bronco Drilling Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

112211107

(CUSIP Number)

Eduardo Valdes Acra

Inmobiliaria Carso, S.A. de C.V.

Avenida Insurgentes Sur #3500, PB

Colonia Pena Pobre

Delegacion Tlalpan, CP

14060 Mexico D.F.

Mexico

(52) 55 5325 0505

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Carlos Slim Helú

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

* As of the date hereof, includes 4,200,000 shares of Common Stock (as defined below) and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant (as defined below), representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Securities and Exchange Commission (the “Commission”) on March  15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

SCHEDULE 13D

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Carlos Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Commission on March  15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marco Antonio Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Commission on March  15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Patrick Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Commission on March  15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Maria Soumaya Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Commission on March  15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Vanessa Paola Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Commission on March  15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Johanna Monique Slim Domit

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,754,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,754,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.0% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) IN

*  As of the date hereof, includes 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof, which is further described in Item 6 below.  Percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Commission on March  15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Inmobiliaria Carso, S.A. de C.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,200,000* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,200,000* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,200,000* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) HC

*  As of the date hereof, includes 4,200,000 shares of Common Stock.  Percentage ownership is calculated based on 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Commission on March  15, 2011.

CUSIP No. 112211107

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Carso Infraestructura y Construcción, S.A.B. de C.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,554,360* (See Items 5 and 6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,554,360* (See Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,554,360* (See Items 5 and 6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1% (See Items 5 and 6)

14	Type of Reporting Person (See Instructions) CO

*  As of the date hereof, includes 1,554,360 shares of Common Stock issuable upon exercise of the Warrant after giving effect to the limitations on exercise set forth in the Warrant, which are described in Item 6 below.  Percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as reported in the Form 10-K filed by the Company with the Commission on March  15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed on behalf of (i) Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”), (ii) Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria”), and (iii) Carso Infraestructura y Construcción, S.A.B. de C.V. (“CICSA” and, together with the Slim Family and Inmobiliaria, the “Reporting Persons”), with respect to the beneficial ownership of shares of common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Bronco Drilling Company, Inc., a Delaware corporation (the “Company”).  This Amendment No. 2 amends the initial Schedule 13D filed with the Commission on September 23, 2009, which superseded the Schedule 13G filed with the Commission on October 22, 2008 (which Schedule 13G was amended on November 26, 2008, February 13, 2009, and March 12, 2009), as previously amended by Amendment No. 1 to the initial Schedule 13D, filed with the Commission on March 8, 2010 (as so amended, this “Schedule 13D”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender and Support Agreement

On April 14, 2011, Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Nomac Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Parent and the Company publicly announced the transaction on April 15, 2011.  Pursuant to the terms of the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock, at $11.00 per share in cash (the “Offer Price”), without interest thereon.  Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, after completion of the Offer, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”).

In connection with the execution of the Merger Agreement, Inmobiliaria, CICSA, Parent and Purchaser entered into a Tender Support Agreement, dated as of April 14, 2011 (the “Tender Agreement”).  The Tender Agreement provides that, among other things, (i) Immobiliaria will tender into the Offer 4,200,000 shares of Common Stock held by it, and (ii) Immobiliaria and CICSA will tender into the Offer any and all other shares of Common Stock that Immobiliaria or CICSA may acquire from time to time (including, in the case of CISCA, upon exercise of the Warrant).  In addition, pursuant to the terms of the Tender Agreement, if Purchaser purchases any shares of Common Stock pursuant to the Offer, or if the Effective Time (as defined in the Merger Agreement) occurs, then the Warrant, to the extent unexercised and outstanding as of immediately prior to the Conversion Time (as defined in the Tender Agreement), shall, in accordance with Section 13(B) of the Warrant and immediately prior to the Conversion Time, terminate and cease to represent a right to acquire shares of Common Stock, and the holder thereof shall be entitled to receive from Parent and Merger Sub an amount in cash equal to the product of (i) the number of shares of Common Stock that were purchasable upon exercise of the Warrant as of the Conversion Time (determined without regard to any limitations set forth in the Warrant as to the exercisability thereof), and (ii) the Offer Price less the exercise price of the Warrant as in effect as of the Conversion Time.  Inmobiliaria and CICSA are each sometimes referred to herein individually as a “Stockholder” and, collectively, as the “Stockholders”.

Pursuant to the Tender Agreement, each Stockholder has agreed that any meeting of the stockholders of the Company and in connection with any action proposed to be taken by written consent of the stockholders of the Company, such Stockholder shall (a) be present (in person or by proxy) or otherwise cause the shares of Common Stock owned thereby to be counted as present for purposes of calculating a quorum, and (b) vote, or, if applicable, deliver a written consent covering, all of the shares of Common Stock owned thereby (1) in favor of (x) the adoption of the Merger Agreement, and (y) any other matter that is reasonably requested by Parent in furtherance of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement; and (2) against (A) any Takeover Proposal (as defined in the Merger Agreement), any agreement or arrangement related to any Takeover Proposal, (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Stockholder contained in the Tender Agreement; and (C) any action or agreement (i) that would impair the ability of Parent or Merger Sub to consummate the Offer or the Merger or the ability of the Company to consummate the Merger, or (ii) that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement.

In addition, pursuant to the Tender Agreement, each Stockholder granted to, or appointed, Parent and any designee of Parent and each of Parent’s officers, as such Stockholder’s attorney, agent and limited proxy to vote all the shares of Common Stock or grant a consent or approval, at any meeting of the stockholders of the Company Stockholders and in any action by written consent of the stockholders of the Company, until the earlier of the acceptance of shares of Common Stock pursuant to the Offer or the date of termination of the Merger Agreement or the Tender Agreement, solely with respect to the matters described in the preceding paragraph.

Pursuant to the Tender Agreement, except as expressly permitted by the Tender Agreement, each Stockholder has also agreed not to, among other things, (i) sell, transfer, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares (as defined in the Tender Agreement), (ii) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares, or (iii) take any action that would cause any representation or warranty of such Stockholder contained in the Tender Agreement to become untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing its obligations under the Tender Agreement.

The Tender Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination of the Offer, without any shares of Common Stock being accepted for payment thereunder, (iii) the Effective Time (as defined in the Merger Agreement), (iv) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement executed after the date of the Tender Agreement that results in a (A) a decrease in the Offer Price or Merger Consideration (as such terms are defined in the Merger Agreement), (B) any decrease in the amount payable with respect to the Warrant as set forth in the Merger Agreement in effect on the date of the Tender Agreement, or (C) change in the form of consideration to be paid in the Offer (including with respect to the Warrant) or in the form of Merger Consideration, or (v) March 22, 2012 if, on or prior to such date, neither the Offer nor the Merger has been consummated in accordance with the terms set forth in the Merger Agreement.

The foregoing description of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, a copy of which is attached hereto as Exhibit 99.7, and which is incorporated herein by reference in its entirety.  This Amendment No. 2 does not purport to amend, qualify or in any way modify the Tender Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) of the Schedule 13D are hereby amended and restated in its entirety as set forth below:

(a)           As of the date hereof, (i) Inmobiliaria directly owns 4,200,000 shares of Common Stock, (ii) CICSA directly owns the Warrant, which represents the right, subject to the terms and conditions set forth therein, including the limitations on exercise set forth therein and as described in Item 6 below, to purchase up to 5,440,770 shares of Common Stock, and (iii) the Slim Family, due to their direct and indirect beneficial ownership of a majority of the outstanding voting and equity securities of each of Inmobiliaria and CICSA, may be deemed to share beneficial ownership of all of the shares of Common Stock beneficially owned by Inmobiliaria and CICSA.  Due to their relationships with each other, as of the date hereof, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and therefore each Reporting Person may be deemed to beneficially own 5,754,360 shares of Common Stock, which as of the date hereof is comprised of 4,200,000 shares of Common Stock and 1,554,360 shares of Common Stock issuable upon exercise of the Warrant (which represents the maximum number of Shares that may be acquired upon exercise of the Warrant as of the date hereof after giving effect to the limitations on exercise set forth in the Warrant and described in Item 6 below), representing approximately 18.96% of the outstanding shares of Common Stock, which percentage ownership is calculated based on (i) 28,800,059 shares of Common Stock outstanding as of February 28, 2011 as reported in the Form 10-K filed by the Company with the Commission on March 15, 2011, and (ii) 1,554,360 shares of Common Stock issuable upon partial exercise of the Warrant, representing the maximum number of shares of Common Stock issuable upon exercise of the Warrant as of the date hereof.  Each of Inmobiliaria and CICSA disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the shares of Common Stock that may be deemed to be beneficially owned by it except with respect to any shares of Common Stock (or rights to acquire shares of Common Stock) directly owned by such Reporting Person.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Inmobiliaria, CICSA or any of their respective affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(b)           Inmobiliaria shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,200,000 shares of Common Stock that are directly owned by it. CICSA, upon exercise of the Warrant, will share the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock acquired upon the exercise thereof. The members of the Slim Family share the power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares of Common Stock that may be deemed to be beneficially owned by each of Inmobiliaria and CICSA.

(c)           During the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II, Schedule III or Schedule IV to Amendment No. 1 to Schedule 13D filed with the Commission on March 8, 2010.

(d)           Except as set forth in this Schedule 13D, including in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Tender Agreement

As described in Item 4 hereto, the Reporting Persons have entered into a Tender Agreement.  The information set forth in Item 4 with respect to the Tender Agreement is incorporated by reference into this Item 6 in its entirety.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.7.     Tender and Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V., and Carso Infraestructura y Construcción, S.A.B. de C.V.

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2011	CARLOS SLIM HELÚ

	By:	/s/ Eduardo Valdés Acra
Name: Eduardo Valdés Acra
Title: Attorney-In-Fact*

Dated: April 18, 2011	CARLOS SLIM DOMIT

	By:	/s/ Eduardo Valdés Acra
Name: Eduardo Valdés Acra
Title: Attorney-In-Fact*

Dated: April 18, 2011	MARCO ANTONIO SLIM DOMIT

	By:	/s/ Eduardo Valdés Acra
Name: Eduardo Valdés Acra
Title: Attorney-In-Fact*

Dated: April 18, 2011	PATRICK SLIM DOMIT

	By:	/s/ Eduardo Valdés Acra
Name: Eduardo Valdés Acra
Title: Attorney-In-Fact*

Dated: April 18, 2011	MARIA SOUMAYA SLIM DOMIT

	By:	/s/ Eduardo Valdés Acra
Name: Eduardo Valdés Acra
Title: Attorney-In-Fact*

Dated: April 18, 2011	VANESSA PAOLA SLIM DOMIT

	By:	/s/ Eduardo Valdés Acra
Name: Eduardo Valdés Acra
Title: Attorney-In-Fact*

Dated: April 18, 2011	JOHANNA MONIQUE SLIM DOMIT

	By:	/s/ Eduardo Valdés Acra
Name: Eduardo Valdés Acra
Title: Attorney-In-Fact*

Dated: April 18, 2011	INMOBILIARIA CARSO, S.A. DE C.V.

	By:	/s/ Armando Ibañez
Name: Armando Ibañez
Title: Attorney-In-Fact*

Dated: April 18, 2011	CARSO INFRAESTRUCTURA Y CONTRUCCION, S.A.B. DE D.V.

	By:	/s/ Quintin Botas
Name: Quintin Botas
Title: Attorney-In-Fact**

	By:	/s/ Alejandro Archondia Beccora
Name: Alejandro Archondia Beccora
Title: Attorney-In-Fact**

* The Powers of Attorney given by the members of the Slim Family and Inmobiliaria were previously filed with the Commission on October 22, 2008, as exhibits to a statement on Schedule 13G filed with respect to Bronco Drilling Company, Inc.

** The Power of Attorney given by CICSA was previously filed with the Commission on February 5, 2007, as an exhibit to a statement on Schedule 13G filed by with respect to Allis Chalmers Energy Inc..